Exhibit (a)(1)(C)

OFFER TO PURCHASE

ALL OUTSTANDING ORDINARY SHARES HELD BY U.S. HOLDERS

OF

CMB.TECH NV

(formerly Euronav NV)

FOR

$12.66 PER SHARE IN CASH

($18.95 per Share less distributions in the aggregate amount of $6.29)

BY

COMPAGNIE MARITIME BELGE NV

THE U.S. OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 10:00 A.M., NEW YORK

CITY TIME, ON NOVEMBER 21, 2024, UNLESS THE U.S. OFFER IS EXTENDED.

October 23, 2024

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by Compagnie Maritime Belge NV, a public limited liability company (“naamloze vennootschap”) under Belgian law (“CMB” or the “Offeror”) to act as Information Agent (the “U.S. Information Agent”) in connection with the offer by the Offeror to purchase all outstanding ordinary shares, no par value (“Ordinary Shares” or the “Shares”), of CMB.TECH NV (formerly Euronav NV), a public limited liability company (“naamloze vennootschap”) under Belgian law (“CMB.TECH” or the “Company”), beneficially owned by U.S. Holders (as that term is defined under instruction 2 to paragraphs (c) and (d) of Rule 14d-1 under the U.S. Securities Exchange Act of 1934, as amended) (such holders collectively, “U.S. Holders” and each a “U.S. Holder”) for $12.66 per Share in cash, without interest and less any applicable withholding taxes, reduced on a dollar-for-dollar basis by the gross amount of any distributions by the Company to its shareholders (including in the form of a dividend, distribution of share premium, decrease of share capital or in any other form) with a payment date falling after the date of the Offer to Purchase and before the Settlement Date (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 23, 2024 (together with any amendments and supplements thereto, the “Offer to Purchase”), and the related letter of transmittal (together with any amendments and supplements thereto, the “Letter of Transmittal” which, together with the Offer to Purchase, constitute the “U.S. Offer”). All capitalized terms not otherwise defined herein have the meaning ascribed to them in the Offer to Purchase.

For your information and for forwarding to your clients for whom you hold Ordinary Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1.	The Offer to Purchase;

2.	The Letter of Transmittal (including Internal Revenue Service Form W-9);

3.	A form of letter which may be sent to your clients for whom you hold Ordinary Shares registered in your name or in the name of your nominee;

4.	The Company’s Solicitation/Recommendation Statement on Schedule 14D-9; and

5.	A return envelope addressed to you.

We urge you to contact your clients as promptly as possible. The U.S Offer will expire at 10:00 A.M., New York City time, on November 21, 2024, unless the U.S. Offer is extended (such date and time, as it may be extended, the “Expiration Date”).

The Offeror is not providing for guaranteed delivery procedures. Therefore, your clients must allow sufficient time to tender their Ordinary Shares by the Expiration Date. Any tenders received by the U.S. Tender Agent after the Expiration Date will be disregarded and of no effect.

To accept the U.S. Offer, U.S. Holders whose Ordinary Shares are reflected on the Belgian Share Register and traded on Euronext Brussels and held in custody through Euroclear Belgium must first reposition their Ordinary Shares to the U.S. Share Register for trading on the NYSE and to be held in custody by DTC through the repositioning process described in The U.S. Offer — Section 8. “Certain Information About the Company” of the Offer to Purchase. The procedure for repositioning Ordinary Shares reflected on the Belgian Share Register onto the U.S. Share Register or vice versa should normally be completed within three trading days, but neither the Company nor the Offeror can guarantee the timing. The Offeror strongly recommends that a repositioning instruction be submitted no later than five business days prior to the Expiration Date, or such earlier deadline as may be set by the U.S. Holder’s broker, dealer, commercial bank, trust company or other nominee to ensure that such Ordinary Shares are repositioned onto the U.S. Share Register prior to the Expiration Date. If your client intends to accept the U.S. Offer and their Ordinary Shares are not reflected on the U.S. Share Register, they should begin the repositioning process as soon as possible. Holders of Ordinary Shares may reposition their Ordinary Shares from one share register to the other by contacting you or their broker, dealer, commercial bank, trust company or other nominee, who should in turn contact Euroclear Belgium (the Company’s Belgian transfer agent) or Computershare Trust Company N.A., in its capacity as the Company’s U.S. transfer agent and registrar (the “Transfer Agent”). For further information on the repositioning process, please refer your clients to the instructions for repositioning on the Company’s website (cmb.tech) under the tab “Investors” or contact Georgeson LLC, as information agent for the U.S. Offer (the “U.S. Information Agent”), at 1-888-815-4069 or at the address on set forth below.

Concurrently with the U.S. Offer, the Offeror is reopening its offer in Belgium to purchase all outstanding Ordinary Shares of the Company from all holders (other than the Offeror and its affiliates), wherever located, for the same price and on substantially the same terms as the U.S. Offer (the “Belgian Offer” and together with the U.S. Offer, the “Offers”). On October 7, 2024, the Financial Services and Markets Authority of Belgium (the “FSMA”) ordered CMB to reopen its unconditional mandatory public takeover bid at an adjusted bid price which takes into account the increase of the reference price used in the original bid of $18.43 per share by $0.52 per Share, for all Ordinary Shares of the Company that CMB and its affiliates do not already own in accordance with Belgian law (the “FSMA Order”). The adjusted bid price also takes into account a decrease of $6.29 per Ordinary Share, the aggregate amount of distributions made by the Company since the initial announcement of the original bid on October 9, 2023. CMB is conducting the Offers at the Offer Price to comply with the FSMA Order. U.S. Holders who are the beneficial owners of Ordinary Shares who tender their Ordinary Shares in the Belgian Offer will receive the equivalent price per Ordinary Share in Euros as holders who tender their Ordinary Shares in the U.S. Offer. The Offeror will pay the Offer Price in the U.S. Offer in U.S. Dollars.

The U.S. Offer is only being made to U.S. Holders who are the beneficial owners of Ordinary Shares. The U.S. Offer is not being made to non-U.S. Holders who beneficially own Ordinary Shares. If your client is a non-U.S. Holder who beneficially owns Ordinary Shares and wishes to participate in the Offers, it must participate in the Belgian Offer and may only rely on the disclosure in the Belgian Prospectus Supplement.

Payments made to U.S. Holders pursuant to the U.S. Offer generally will be subject to information reporting and may be subject to backup withholding. To avoid backup withholding, U.S. Holders that do not otherwise establish an exemption should complete and return an IRS Form W-9 (or applicable substitute form) certifying that such holder is a U.S. person as defined under the Code, the taxpayer identification number provided is correct and such holder is not subject to backup withholding. See The U.S. Offer — Section 5. “Certain Income Tax Consequences of the U.S. Offer —Information Reporting and Backup Withholding” of the Offer to Purchase for more information.

For Ordinary Shares to be properly tendered to the Offeror pursuant to the U.S. Offer, Computershare Trust Company N.A., in its capacity as the depositary and paying agent for the U.S. Offer (the “U.S. Tender Agent”), must be in timely receipt of (i) an Agent’s Message in lieu of the Letter of Transmittal or, in the case of Ordinary Shares held by your client at the Transfer Agent in DRS, the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees, and (ii) any other documents required by the Letter of Transmittal or the U.S. Tender Agent, in each case prior to the Expiration Date.

The Offeror will not pay any fees or commissions to any broker or dealer or to any other person (other than to the U.S. Information Agent and the U.S. Tender Agent in connection with the U.S. Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by the Offeror for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. See The U.S. Offer — Section 16. “Fees and Expenses” of the U.S. Offer to Purchase for more information. Tendering shareholders who are holders of record of their Ordinary Shares and who tender directly to the U.S. Tender Agent will not be obligated to pay transfer taxes on the purchase of Ordinary Shares by the Offeror pursuant to the U.S. Offer, except as otherwise provided in Section 6 of the Letter of Transmittal.

Questions or requests for assistance may be directed to the U.S. Information Agent at the address and telephone number listed below. Additional copies of the Offer to Purchase, the related Letter of Transmittal and other materials related to the U.S. Offer may be obtained at no cost to holders of Ordinary Shares from the U.S. Information Agent. Copies of the Offer to Purchase, the related Letter of Transmittal and any other materials related to the U.S. Offer are also available free of charge at www.sec.gov.

Very truly yours,

GEORGESON LLC

Nothing contained herein or in the enclosed documents shall designate you, the U.S. Information Agent, the U.S. Tender Agent or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the U.S. Offer other than the enclosed documents and the statements contained therein.

The U.S. Information Agent for the U.S. Offer is:

1290 Avenue of the Americas, 9th Floor

New York, New York 10104

Shareholders, Banks and Brokers

Call Toll Free:

1 (888) 815-4069

Outside U.S. and Canada:

+1 (781) 896-6948

Email: CMB.TECH@georgeson.com